

December 10, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Rajesh K. Shah
Chief Financial Officer
X-Rite, Incorporated
4300 44th Street S.E.
Grand Rapids, Michigan 49512

> **Re: X-Rite, Incorporated**
> **Form 10-K for the Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **Form 10-Q for the Quarter Ended October 2, 2010**
> **File No. 000-14800 |**

Dear Mr. Shah:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information and or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Liquidity and Capital Resources, page 29

1.   We note from your disclosures on page 66 that your first and second lien term loans
        contain certain financial covenants. Please revise future filings to disclose the most
        restrictive covenant under the agreement.

2.   Further to the above, we note from your Form 8-K dated November 9, 2010 that you
        disclose non-GAAP measures of adjusted EBITDA based on credit agreement and
        adjusted EBITDA margin. Please clarify for us if you believe that the credit agreement is
        a material agreement, whether the covenants are material terms of the agreement and
        whether information about the covenant is material to an investors understanding of your
        financial condition and/or liquidity. If so, explain to us what consideration you have
        given to presenting this information in the Forms 10-K and 10-Q. Explain why you
        ultimately concluded disclosure of this information was not necessary. Please refer to
        Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.09
        available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 8. Financial Statements and Supplementary Data, page 38

Consolidated Balance Sheets, page 42

3.   Please revise future filings to disclose on the face of the balance sheet the redemption
        amount of your mandatorily redeemable preferred stock. Refer to Rule 5-02(27) of
        Regulation S-X.

Notes to Consolidated Financial Statement, page 47

4.   We note from page 3 and page 21 that you provide warranties to your customers. Please
        revise your future filings to disclose the nature of the warranties that you provide to your
        customers. If material, please also revise to provide the disclosures outlined in paragraph
        460-10-50-8 of the FASB Accounting Standards Codification.

Note 8. Mandatorily Redeemable Preferred Stock and Warrants, page 68

5.   We note your disclosures here regarding your mandatorily redeemable preferred stock.
        Please explain to us in more detail how you accounted for this transaction at inception
        and at each subsequent reporting date. Cite the accounting literature relied upon and how
        you applied it to your situation. Specifically discuss how your accounting complies with

the guidance in paragraphs 480-10-25 through 35 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarter Ended October 2, 2010

Note 16. Business Segment, page 16

6.   Please explain to us in greater detail the nature of the changes to your organizational structure and reporting systems that caused you to conclude you no longer had two operating segments. Discuss how you evaluated the conditions outlined in Topic 280 of the FASB Accounting Standards Codification in concluding you now have just one operating segment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

7.   We note your disclosure on page 19 in connection with your discussion of revenues in the Industrial group that in connection with the closure of your Optroniks' light business, you recognized revenue in the first quarter of fiscal 2010 for systems sales previously not completed and recognizable under GAAP rules. Please provide us with additional details regarding the previously deferred revenue. Explain why you concluded it was appropriate to not recognize revenue for these sales and how your accounting complies with SAB Topic 13. Within your discussion, quantify the amount of revenue recognized related to these sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief